Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Inland Western Retail Real Estate Trust, Inc.:

We consent to the use of our reports dated March 31, 2008 with respect to the consolidated balance sheets of Inland Western Retail Real Estate Trust, Inc. and the related consolidated statements of operations and other comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and the financial statement schedules II and III and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Chicago, Illinois
May 19, 2008